Exhibit 23.6

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 3 to Registration Statement No. 333-238072 of International Flavors & Fragrances Inc. on Form S-4 of our report dated February 11, 2019 (February 14, 2020 as to the change in method of accounting for inventories discussed in Notes 1 and 11, the effects of discontinued operations, common control transactions and the reverse stock split discussed in Note 1, and the change in reportable segments discussed in Note 24) relating to the consolidated financial statements of DuPont de Nemours, Inc. and subsidiaries, appearing in the Annual Report on Form 10-K of DuPont de Nemours, Inc. for the year ended December 31, 2019. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Midland, Michigan

September 4, 2020